Baker & McKenzie LLP

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2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.

Tel: +1 214 978 3028

albert.g.mcgrath@bakernet.com

November 14, 2012
Mellissa Campbell Duru Special Counsel United States Securities & Exchange Commission Office of Mergers & Acquisitions Washington, DC 20549-3628
Gold Reserve Inc. Schedule TO-I/A Filed November 7, 2012 File No. 5-78278
Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (“Gold Reserve” or the “Company”), we are submitting this letter in response to our discussions of the Company’s written response dated November 9, 2012 to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated November 9, 2012, relating to the above-referenced Schedule TO-I/A (the “Schedule TO”).  To facilitate your review, we have repeated the Staff comments that we discussed in italics followed immediately by the updated response of Gold Reserve to that particular comment.  Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-I/A

General

1.         We refer to the form of CVR certificate and prior comments 16-18 contained in our September 27, 2012 letter. Please supplement the description of the CVR in the Offer to Purchase to succinctly and completely address material features. For example.

•         if true, confirm and clarify in a revised filing that tendering noteholders will receive the fair market value in the form of cash consideration of any non-cash proceeds the company obtains as part of their pro rata CVR payment;

•         clarify what the CVR holder receives if the company obtains an Undistributable Asset as defined in the CVR certificate;

•         clarify whether the company will register, if appropriate, any non-cash consideration receivable by a CVR holder and the circumstances when this would occur; and,

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            The Company proposes to supplement its disclosure regarding the CVR to include the following:

            Proceeds that may be received by the Company with respect to any arbitration award or settlement or the sale of mining data may be in the form of cash, securities, commodities, bonds or other non-cash consideration.  The Company is unable at this time to predict the form of any non-cash consideration that it may receive with respect to any arbitration proceeding or award or sale of its mining data.

            Prior to agreeing to accept any non-cash consideration as all or part of any proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify its largest noteholder (determined on the basis of the principal amount of Modified Notes then outstanding). The Company may not agree to accept any Undistributable Asset without the consent of its largest noteholder.  The Company will negotiate with its largest noteholder a mutually agreeable disposition of the Undistributable Asset for the benefit of the Large Noteholders in accordance with the terms of the CVR held by the Large Noteholders.

            Holders of CVRs other than the Large Noteholders will be paid cash by the Company in an amount equal to the fair market value of their pro rata interest in the Undistributable Asset, net of such Holder’s pro rata percentage of the excluded amounts specified in the CVR, in lieu of any distribution by the Company to such Holders of interests in any Undistributable Asset. The fair market value of any Undistributable Asset shall be determined by the independent members of the Company’s Board of Directors in consultation with the Company’s  largest noteholder. The Board may retain such experts as the Board may determine appropriate to assist the Board in determining the fair market value of the Undistributable Asset and the amount of cash to be distributed with respect to CVRs delivered to Holders other than the Large Noteholders.

If the Company, after reaching an agreement with its largest noteholder, distributes all or part of an Undistributable Asset to the Large Noteholders, each such Holder shall receive the percentage of such Undistributable Asset specified in such holder’s CVR. The Company shall take all actions as such holder may reasonably request to record, certificate and/or otherwise effectuate the Large Noteholders’ ownership of such undivided interest.

•         revise the hypothetical CVR award chart to include fees and expenses outlined in Section II. B of the form of certificate, which do not appear to be reflected in the current chart (i.e., expenses associated with change of control payments and accrued and unpaid operating expenses).

The Company proposes to supplement its disclosure to include the following:

	Assumed gross value received before deductions			$200,000,000		$2,200,000,000
	Exclusions
	A Maximum income taxes			$(70,000,000)		$(770,000,000)
	B Redemption of modified notes			$(26,000,000)		$(26,000,000)
	C Payment of estimated accrued and unpaid operating expenses and contingent legal fees [1]			$(10,000,000)		$(10,000,000)
	D Estimated Change of Control payments payable in the event of a change of control of the Company [2]			$(15,000,000)		$(15,000,000)

	Assumed Net Value Received			$78,000,000	CVR Payout per $1,000	$1,378,000,000	CVR Payout per $1,000
CVR%
5.465%	Large Note Holders	$84,367,000	98.7%	$4,262,781	$50.53	$75,309,136	$892.64
0.070%	Other Holders	$1,080,000	1.3%	$54,600	$50.53	$964,600	$892.64
5.535%	Total	$85,447,000	100.0%	$4,317,381	$50.53	$76,273,736	$892.64

[1] The terms of the CVR limit the amount of the professional fees and expenses that may be excluded to $10,000,000 and the amount of the accrued and unpaid operating expenses that may be excluded to $1,000,000.

[2] Change of Control payments payable only in connection with a change of control of the Company.

The assumed values noted above are hypothetical estimates of amount that could be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction.  There can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding.

The minimum value presented represents the management’s estimate of the value of the mining data, equipment and related assets. The maximum value represents the current amount of compensation requested by the Company to be awarded by the arbitration tribunal. There can be no assurance that the Company will be successful in obtaining any award or other compensation through a settlement or asset sale or if that the Company will be successful in collecting any portion of such amounts.

The hypothetical payout amounts shown above include deductions for (A) a hypothetical maximum corporate tax rate of 35%, (B) redemption of Modified Notes assuming they have not already been redeemed prior to an award, and (C) an estimate of the maximum of other current obligations of the Company including a success fee related to arbitration (as referenced in the CVR).

The Company may be required to pay to employees having Change of Control Agreements an aggregate amount of approximately $15 million. Such amount would be payable from the hypothetical award or proceeds shown in the table above only in connection with a change of control of the Company. The terms of the CVR limit the amount of the professional fees and expenses that may be excluded from the calculations of the amount distributable to CVR holders to $10,000,000 and the amount of the accrued and unpaid operating expenses that may be excluded to $1,000,000.

The Offer, page 20

2.         We partially reissue prior comment 2. Refer to Note 3 of the 10-K filed for the fiscal year end 12-31-2011. Similar to the disclosure provided there, revise to provide any updated information regarding the status and number of pending arbitration claims against the Venezuelan government. Include any updates that would be relevant to an understanding of the likelihood of settlement or the recovery rate. Also, please revise the disclosure to address the distinct risk associated with the length of timing of the proceedings and the risk that any award or settlement would be significantly delayed.

The Company proposes to supplement its disclosure to include the following:

The Company understands that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at http://icsid.worldbank.org/ICSID/) and further understands that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID Arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. The Company understands that tribunals for similar arbitration proceedings typically require six to eighteen months from the date of the oral hearing to finalize and issue a decision. Based on information available to the Company, the historical ICSID average appears to be approximately 1.2 years. The Company’s arbitration hearing was held in February 2012.  Not withstanding the historical average, based on the uncertain nature of arbitration under investment treaties, the Company does not have a basis upon which to estimate the timing or the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Company’s arbitration proceedings will be completed or settled within any specific or reasonable period of time, the Company will receive any award or settlement or that any award or settlement will be paid within any specific or reasonable period of time following the award or settlement, if any.

3.         You indicate that management would consider $200 million in connection with the mining data sale. Please clarify the distinction made between what management would consider accepting versus what management reasonably estimates is the fair market value of the data. Would management accept a lesser amount for the mining data? If management will not accept an amount less than $200 million, please revise to explain in the disclosure the basis for the $200 million estimate given that the total assets of the company for the fiscal year ended 12-31-2011 was approximately $78.3 million, of which approximately $1.4 million is listed as Venezuelan property and equipment.

            The Company proposes to supplement its disclosure to include the following:

            The Company’s determination of the amount it would consider accepting in connection with any sale or transfer of its mining data is not based on the value of the Company’s assets set forth in its financial statements, but represents the Company’s estimates of the costs incurred by the Company in developing the Brisas Project, all of which costs have been written off.  Costs were incurred by the Company with respect to extensive exploration including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report. The fair market value of the Company’s mining data is unknown.  The Company does not have a basis upon which to estimate the fair market value of the mining data.

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If you have any questions or comments, please contact me at 214 978 3028.

Regards,
Baker & McKenzie LLP /S/ ALBERT G. MCGRATH, JR.
Albert G. McGrath, Jr.